

Mail Stop 4631

June 16, 2016

Via E-mail
Mr. Mario Alvarado Pflucker
Chief Executive Officer
Grana y Montero S.A.A.
Av. Paseo de la Republica 4667
Surquillo
Lima 34, Peru

      Re: **Grana y Montero S.A.A.**
              Form 20-F for the Year Ended December 31, 2015
              Filed May 2, 2016
              File No. 1-35991

Dear Mr. Pflucker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Selected Financial Date, Page 5

Non-GAAP Financial Measure Reconciliation, Page 16

1.   You state that you present Adjusted EBITDA because it provides readers with a supplemental measure of the financial performance of your core operations that facilities period-to-period comparisons on a consistent basis. This statement does not appear to provide adequately detailed information specific to your circumstances as to why this non-GAAP measure is useful to investors. Please refer to Item 10(e)(1)(i)(C) of Regulation S-K and revise your disclosures in future filings accordingly.

2.   We note that you define Adjusted EBITDA, in part, as net profit plus financial (expense) income, net. We note that 2015 "Financial Expense (Income), Net" was S/.55.8 million

in the Non-GAAP reconciliation table. We further note that 2015 Financial Expense was S/.176.8 million and Financial Income was S/.38.1 million in the consolidated income statement on page F-5. Please expand your disclosures in future filings to reconcile these amounts and to further explain the nature of this adjustment. Finally, we note that the amounts presented in 2015 do not appear to total to the S/.778.4 Adjusted EBITDA amount presented.

3. We have the following comments regarding your "Other Adjustments" line item in the Non-GAAP reconciliation table:

- Provide for us supplementally and in future filings the individual components of "Other Adjustments";

- Explain to us the reason for your adjustment to add to net profit the component of your tariff for the Lima Metro that relates to the Peruvian Government's repayment of the amounts you invest to purchase trains and other infrastructure. Notwithstanding the fact that you do not amortize these investments, since this component of your tariff will not be recognized in your income statement, it is unclear why this amount is included in an operating performance measure;

- Explain to us the nature of the interest you charge the Peruvian government, how these charges are reflected in your financial statements and why adding this charge results in Adjusted EBITDA being a performance measure; and,

- Explain to us why you included an adjustment to add back to net profit the portion of your costs of sales related to your cost to purchase land. Notwithstanding the fact that you do not market-to market or depreciate the value of your land, this cost appears to be a normal, recurring cash operating expense necessary to operating your Real Estate Segment and therefore it is unclear why you have included it as an adjustment to your non-GAAP performance measure.

Risk Factors, Page 21

Backlog, page 86

4. You state in the Risk Factors that cancellations, scope adjustments or deferrals may occur and could reduce the amount of your backlog and the revenue and profits that you actually earn. To the extent that you have any cancellations, scope adjustments or deferrals that materially impact your backlog, please enhance your disclosure in the backlog roll-forward tables on page 88 through page 91 to separately breakout such negative adjustments from "contract bookings and adjustments during the year" and provide appropriate discussions of these items in you Operating Results section of your filing.

Operating and Financial Review and Prospects, Page 113

Results of Operations, Page 128

General

5. In future filings, please revise your discussion of results of operations to provide additional insight to investors on the underlying causes of material increases or decreases in the components of net income. We note the following disclosures that appear to warrant additional insight:

- You disclose on page 134 that revenue from engineering services and civil construction decreased 58% and 32%, respectively, in 2015 without discussing any underlying drivers for these significant decreases;

- You disclose on page 135 that the 33% drop in E&C's gross margin was due to higher than expected costs on two civil construction projects. Please explain the underlying business reasons for the higher than expected costs and also indicate if you expect any potential losses if these costs are being incurred in lump-sum contracts or other contracts where these costs may not be recoverable; and

- You did not discuss all the factors of material changes in Technical Services' revenue, gross profit and operating profit on page 138.

This is not meant to be an all-inclusive list of where improvements could be made for an investor understanding your results of operations. Refer to Item 5.A.1 of Form 20-F and Financial Reporting Codification 501.04.

6. We note from page 24 that your participation in the Gasoducto del Sur Peruano project accounted for 25% of your backlog as of December 31, 2015. We further note that your CEO indicated in your earnings call for the first quarter of 2016 that the project sponsors have decided to slow down the construction due to Adexus selling its stake in the project. Please expand your disclosures in future filings to discuss any material current and/or future impact this slowdown has had or will have on your segment and consolidated results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Engineering and Construction, page 134

7. You present a textual discussion of the variations of your E&C revenues by business activities, types of contracts and end-markets. Please consider providing this information in tabular presentations using Nuevo sol amounts so that readers can more easily understand the underlying changes in your E&C revenues from period to period. Refer to SEC Interpretive Release 33-8350.

Liquidity and Capital Resources, Page 153

8.   You disclose that you were in compliance in all material respects with the financial covenants corresponding to your outstanding indebtedness as of March 31, 2016. Please confirm that you were in compliance with all your material covenants as of December 31, 2015 and revise future filings to clarify. To the extent there was any material debt covenant noncompliance, please provide us with sufficient information to understand the nature of such noncompliance, the impact on your accounting for the related indebtedness and your need to provide the disclosures required by IFRS 7.18 and 19.

Item 16H – Mine Safety Disclosure, Page 221

9.   We note that you marked Item 16H regarding mine safety disclosure as "not applicable". Please tell us why this disclosure requirement does not apply to you.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, Page F-2

10.   In future filings, please have your auditors include an English translation of the disclosures following the audit firm's contact information on the bottom of Page F-2.

Segments, Page F-42

11.   Please revise future filings to disclose the total amount of revenues and the identity of the segment(s) reporting the revenues for each customer amounting to 10 percent or more of your revenues. Refer to IFRS 8.34 for guidance.

Trade Accounts Receivable, Page F-51

12.   We note that your past due trade accounts receivable significantly increased by approximately 105% from December 31, 2014 to December 31, 2015. In future filings, please further disaggregate your past due over 30 days category to provide greater insight into the aging of your trade accounts receivable.

Income Tax Expenses, Page F-91

Income Tax Reconciliation Table, Page F-92

13.   While we note your discussion of the changes in Peruvian and Colombian income tax law and amendments to income tax law in Chile on pages F-90 and F-91, this discussion does not appear to fully address the changes in the apparent local applicable tax rates applied to pre-tax profit of 35% in 2013, 47% in 2014 and 19% in 2015. Please disclose in future filings the basis on which the applicable tax rates are computed and provide an

explanation of changes in the applicable tax rates from period to period. Refer to IAS 12.81(c) and (d). Additionally, please further expand your discussion and analysis of your effective tax rates in "Results of Operation – Income Tax" on page 141 by providing the underlying reasons for any material changes in effective tax rates between comparative periods. Specifically, address changes in non-taxable income, non-deductible expenses, excess PPUA and prior year's adjustments as these items appear to have materially changed from period to period.

Income Tax Expense Table, Page F-91

14.   With reference to IAS 12.79 and 80, please address the need to disclose additional components of your income tax expense.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Jeanne Baker at (202) 551-3691 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction